                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO.   1    )*
                                       -----

                            ALLIANCE IMAGING, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                     018606-10-3

              --------------------------------------------------
                                (CUSIP Number)

                             MR. JOSHUA J. HARRIS
                          THREE RIVERS HOLDING CORP.
                          C/O APOLLO MANAGEMENT, L.P.
                    1301 AVENUE OF THE AMERICAS, 38TH FLOOR
                           NEW YORK, NEW YORK  10019
                                (212) 261-4000

                                WITH COPIES TO:

     MICHAEL D. WEINER, ESQ.                      JOHN J. SUYDAM, ESQ.
     APOLLO MANAGEMENT, L.P.               O'SULLIVAN GRAEV & KARABELL, LLP
1999 AVENUE OF THE STARS, SUITE 1900       30 ROCKEFELLER PLAZA, 41ST FLOOR
 LOS ANGELES, CALIFORNIA  90067                 NEW YORK, NEW YORK 10012
       (310) 201-4100                               (212) 408-2400




--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               DECEMBER 18, 1997
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


 CUSIP NO.    018606-10-3                         PAGE    2           8    PAGES
            ---------------                             -----       -----


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NEWPORT INVESTMENT LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  X

                                                                        (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF       ----------------------------------------------------------------
SHARES          8   SHARED VOTING POWER
BENEFICIALLY        3,389,324
OWNED BY        ----------------------------------------------------------------
EACH            9   SOLE DISPOSITIVE POWER
REPORTING           0
PERSON          ----------------------------------------------------------------
WITH            10  SHARED DISPOSITIVE POWER
                    3,389,324
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,389,324
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    89.18%*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP NO.    018606-10-3                         PAGE    3           8    PAGES
            ---------------                             -----       -----


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APOLLO INVESTMENT FUND III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  X

                                                                        (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF       ----------------------------------------------------------------
SHARES          8   SHARED VOTING POWER
BENEFICIALLY        3,389,324
OWNED BY        ----------------------------------------------------------------
EACH            9   SOLE DISPOSITIVE POWER
REPORTING           0
PERSON          ----------------------------------------------------------------
WITH            10  SHARED DISPOSITIVE POWER
                    3,389,324
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,389,324
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    89.18%*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                 SCHEDULE 13D

 CUSIP NO.    018606-10-3                         PAGE    4     OF    8    PAGES
            ---------------                             -----       -----


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APOLLO OVERSEAS PARTNERS III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  X

                                                                        (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF       ----------------------------------------------------------------
SHARES          8   SHARED VOTING POWER
BENEFICIALLY        3,389,324
OWNED BY        ----------------------------------------------------------------
EACH            9   SOLE DISPOSITIVE POWER
REPORTING           0
PERSON          ----------------------------------------------------------------
WITH            10  SHARED DISPOSITIVE POWER
                    3,389,324
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,389,324
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    89.18%*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                 SCHEDULE 13D

 CUSIP NO.    018606-10-3                         PAGE    5     OF    8    PAGES
            ---------------                             -----       -----


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APOLLO (U.K.) PARTNERS III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  X

                                                                        (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF       ----------------------------------------------------------------
SHARES          8   SHARED VOTING POWER
BENEFICIALLY        3,389,324
OWNED BY        ----------------------------------------------------------------
EACH            9   SOLE DISPOSITIVE POWER
REPORTING           0
PERSON          ----------------------------------------------------------------
WITH            10  SHARED DISPOSITIVE POWER
                    3,389,324
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,389,324
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    89.18%*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

 CUSIP NO.    018606-10-3                         PAGE    6     OF    8    PAGES
            ---------------                             -----       -----


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APOLLO ADVISORS II, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)  X

                                                                        (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    0
NUMBER OF       ----------------------------------------------------------------
SHARES          8   SHARED VOTING POWER
BENEFICIALLY        3,389,324
OWNED BY        ----------------------------------------------------------------
EACH            9   SOLE DISPOSITIVE POWER
REPORTING           0
PERSON          ----------------------------------------------------------------
WITH            10  SHARED DISPOSITIVE POWER
                    3,389,324
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,389,324
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    89.18%*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


*

     *On December 18, 1997 a majority of the stockholders of Alliance Imaging, Inc., a Delaware corporation (the "Issuer") approved an Agreement and Plan of Merger dated July 23, 1997 (the "Merger Agreement"), as amended by Amendment No. 1 dated August 13, 1997, Amendment No. 2 dated October 13, 1997 and Amendment No. 3 dated November 10, 1997 between the Issuer and Newport Investment LLC (the "Investor"), a Delaware limited liability company wholly owned by Apollo Management, L.P. ("Apollo"). Pursuant to the terms of the Merger Agreement, the Investor acquired 3,632,222 shares of the Issuer's publicly owned common stock and 150,000 shares of preferred stock. The Investor converted 242,898 of the voting common stock into non-voting common stock of the Issuer and immediately sold such shares of non-voting common stock to BT Investment Partners, Inc. ("BTIP") in accordance with a Preferred and Common Stock Purchase Agreement (the "Purchase Agreement") dated December 18, 1997 between the Investor and BTIP. Pursuant to the Purchase Agreement the Investor also sold 9,000 shares of the preferred stock to BTIP.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Investor obtained the funds to purchase the securities from contributions of its members. The total amount of consideration paid by the Investor to the Issuer totaled $37.3 million.


ITEM 4.  PURPOSE OF THE TRANSACTION

     The purpose of the transaction was to acquire 3,389,329 shares of common stock of the Issuer (representing approximately 89.18% of the outstanding voting common stock) and to obtain control of the board of directors. The Investor has no current plans or proposals with respect to the Issuer except that the Investor intends to cause the Certificate of Incorporation of the Issuer to be amended to permit the conversion of non-voting common stock into voting common stock in certain situations. The Investor will periodically re-evaluate its investment.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a) and b)

     The Reporting Entities beneficially own and have shared power to vote and dispose of, or to direct the vote and disposition of, an aggregate of 3,389,324 shares of common voting stock, representing approximately 89.18% of the issued and outstanding class of common voting stock. Information concerning the identity and background of such persons who share in the power to vote or to dispose of such common stock is as set forth in Item 2 and Schedule I and is incorporated herein by reference.

c)   The responses set forth in Item 4 are incorporated herein.

d)   Not applicable.

e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In accordance with the terms of the Purchase Agreement, the Investor, if it holds at least 50% of the Issuer's common stock, has the right to cause BTIP to sell its non-voting common stock in the event that (i) the Investor transfers all its shares of common stock of the Issuer or (ii) any shares of common stock of the Issuer are transferred in a transaction pursuant to which more than 80% of the Issuer's outstanding common stock is sold.

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth below in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Newport Investment LLC, Apollo Investment Fund III, L.P. Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P. and Apollo II, L.P.

Dated as of the 24th day of December 1997.

NEWPORT INVESTMENT LLC



     By: /s/ Michael D. Weiner
         ______________________________
          Name: Michael D. Weiner
          Title: Vice President


APOLLO INVESTMENT FUND III, L.P.

     By:  Apollo Advisors II, L.P.,
          its General Partner
     By:  Apollo Capital Management II, Inc.,
          its General Partner


     By: /s/ Michael D. Weiner
         ______________________________
          Name: Michael D. Weiner
          Title: Vice President


APOLLO OVERSEAS PARTNERS III, L.P.

     By:  Apollo Advisors II, L.P.,
          its General Partner
     By:  Apollo Capital Management II, Inc.,
          its General Partner

     By: /s/ Michael D. Weiner
         ______________________________
          Name: Michael D. Weiner
          Title: Vice President


APOLLO (U.K.) PARTNERS III, L.P.

     By:  Apollo Advisors II, L.P.,
          its General Partner
     By:  Apollo Capital Management II, Inc.,
          its General Partner

     By: /s/ Michael D. Weiner
         ______________________________
          Name: Michael D. Weiner
          Title: Vice President

APOLLO ADVISORS II, L.P.

     By:  Apollo Capital Management II, Inc.,
          its General Partner


     By: /s/ Michael D. Weiner
         ______________________________
          Name: Michael D. Weiner
          Title: Vice President